Exhibit 99.1

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022

(Expressed in thousands of U.S. dollars - unaudited)

BITFARMS LTD.

TABLE OF CONTENTS

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BITFARMS LTD.
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of U.S. dollars - unaudited)

		As of March 31,	As of December 31,
	Notes	2023	2022
Assets
Current
Cash		29,378	30,887
Trade receivables		374	701
Other assets	5	4,388	4,512
Short-term prepaid expenses		13,409	12,921
Taxes receivable		12,331	12,142
Digital assets	6	10,257	4,635
Digital assets - pledged as collateral	6, 10	2,122	2,070
Assets held for sale		1,654	1,220
		73,913	69,088
Non-current
Property, plant and equipment	7, 20	210,990	219,428
Right-of-use assets	11	15,419	16,364
Long-term deposits, equipment prepayments and other	8	31,634	38,185
Intangible assets		26	33
Total assets		331,982	343,098
Liabilities
Current
Trade payables and accrued liabilities	9	19,586	20,541
Current portion of long-term debt	10	21,026	43,054
Current portion of lease liabilities	11	2,888	3,649
		43,500	67,244
Non-current
Long-term debt	10	67	4,093
Lease liabilities	11	13,536	14,215
Asset retirement provision	13	2,219	1,979
Total liabilities		59,322	87,531
Shareholders’ equity
Share capital		444,960	429,120
Contributed surplus		68,019	65,512
Revaluation surplus		1,225	—
Accumulated deficit		(241,544)	(239,065)
Total equity		272,660	255,567
Total liabilities and equity		331,982	343,098

Should be read in conjunction with the notes to the interim condensed consolidated financial statements

May 12, 2023	/s/ Nicolas Bonta	/s/ Geoffrey Morphy	/s/ Jeffrey Lucas
Date of approval of the financial statements	Chairman of the Board of Directors	President & Chief Executive Officer	Chief Financial Officer

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BITFARMS LTD.
INTERIM CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND COMPREHENSIVE PROFIT OR LOSS
(Expressed in thousands of U.S. dollars, except per share amounts - unaudited)

		Three months ended March 31,
	Notes	2023	2022

Revenues	6, 20	30,050	40,329
Cost of revenues	19	38,403	23,292
Gross (loss) profit		(8,353)	17,037
Operating expenses
General and administrative expenses	19	8,360	13,843
Realized (gain) loss on disposition of digital assets	6	(587)	34
Reversal of revaluation loss on digital assets	6	(2,695)	(3,702)
Loss (gain) on disposition of property, plant and equipment		1,566	(12)
Operating (loss) income		(14,997)	6,874
Net financial income	19	(12,188)	(4,083)
Net (loss) income before income taxes		(2,809)	10,957
Income tax (recovery) expense	12	(330)	6,438
Net (loss) income		(2,479)	4,519

Other comprehensive income
Item that will not be reclassified to profit or loss:
Change in revaluation surplus - digital assets, net of tax	6	1,225	—
Total comprehensive (loss) income, net of tax		(1,254)	4,519

Earnings (loss) per share	17
Basic		(0.01)	0.02
Diluted		(0.01)	0.02
Weighted average number of common shares outstanding	17
Basic		232,541,000	197,505,000
Diluted		232,541,000	201,269,000

Should be read in conjunction with the notes to the interim condensed consolidated financial statements

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BITFARMS LTD.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in thousands of U.S. dollars, except number of shares - unaudited)

	Notes	Number of shares	Share capital	Contributed surplus	Retained earnings (accumulated deficit)	Revaluation surplus	Total equity
Balance as of January 1, 2023		224,200,000	429,120	65,512	(239,065)	—	255,567
Net loss		—	—	—	(2,479)	—	(2,479)
Change in revaluation surplus - digital assets, net of tax		—	—	—	—	1,225	1,225
Total comprehensive (loss) income, net of tax		—	—	—	(2,479)	1,225	(1,254)
Share-based payment	18	—	—	2,536	—	—	2,536
Issuance of common shares	14	15,940,000	15,764	—	—	—	15,764
Exercise of stock options	18	122,000	76	(29)	—	—	47
Balance as of March 31, 2023		240,262,000	444,960	68,019	(241,544)	1,225	272,660

Balance as of January 1, 2022		194,806,000	378,893	43,704	(15)	—	422,582
Net income		—	—	—	4,519	—	4,519
Share-based payment	18	—	—	6,105	—	—	6,105
Issuance of common shares and warrants	14	6,821,000	26,289	35	—	—	26,324
Deferred tax recovery related to equity issuance costs	12	—	227	—	—	—	227
Balance as of March 31, 2022		201,627,000	405,409	49,844	4,504	—	459,757

Should be read in conjunction with the notes to the interim condensed consolidated financial statements

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BITFARMS LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. dollars, except number of shares - unaudited)

		Three months ended March 31,
	Notes	2023	2022
			(Revised - Note 3d)
Cash flows from (used in) operating activities
Net income (loss)		(2,479)	4,519
Adjustments for:
Depreciation and amortization	19	20,700	13,066
Net financial income	19	(12,188)	(4,083)
Digital assets mined	6	(29,208)	(39,725)
Proceeds from sale of digital assets mined	6	28,483	694
Realized (gain) loss on disposition of digital assets	6	(587)	34
Reversal of revaluation loss on digital assets	6	(2,695)	(3,702)
Share-based payment	18	2,536	6,105
Income tax expense (recovery)	12	(330)	6,438
Loss (gain) on disposition of property, plant and equipment		1,566	(12)
Interest and financial expenses paid		(2,099)	(3,074)
Income taxes paid		—	(11,994)
Changes in non-cash working capital components	21	(2,670)	(8,435)
Net change in cash related to operating activities		1,029	(40,169)

Cash flows used in investing activities
Purchase of property, plant and equipment		(8,104)	(22,671)
Proceeds from sale of property, plant and equipment		2,405	35
Purchase of marketable securities	19	(7,163)	(11,974)
Proceeds from disposition of marketable securities	19	9,334	22,911
Purchase of digital assets	6	—	(43,237)
Equipment and construction prepayments and other		—	(45,137)
Net change in cash related to investing activities		(3,528)	(100,073)

Cash flows from financing activities
Issuance of common shares and warrants	14	15,764	26,289
Exercise of stock options	14, 18	47	—
Repayment of lease liabilities	11	(1,394)	(1,049)
Repayment of long-term debt	10	(13,474)	(4,294)
Proceeds from long-term debt	10	—	30,994
Proceeds from credit facility		—	40,000
Net change in cash related to financing activities		943	91,940

Net increase (decrease) in cash		(1,556)	(48,302)
Cash, beginning of the period		30,887	125,595
Exchange rate differences on currency translation		47	1
Cash, end of the period		29,378	77,294

Should be read in conjunction with the notes to the interim condensed consolidated financial statements

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - unaudited)

NOTE 1: NATURE OF OPERATIONS

Bitfarms Ltd. was incorporated under the Canada Business Corporations Act on October 11, 2018 and continued under the Business Corporations Act (Ontario) on August 27, 2021. The interim condensed consolidated financial statements of the corporation comprise the accounts of Bitfarms Ltd. and its wholly owned subsidiaries (together referred to as the “Company” or “Bitfarms”). The activities of the Company mainly consist of cryptocurrency mining in multiple jurisdictions, as described in Note 20 “Geographical Information”. The Company’s operations are currently located in Canada, the United States, Paraguay and Argentina. 9159-9290 Quebec Inc. (“Volta”), a wholly owned subsidiary, assists the Company in building and maintaining its server farms and provides electrician services to both commercial and residential customers in Quebec. Bitfarms owns and operates server farms comprised of computers (referred to as “Miners”) designed for the purpose of validating transactions on the BTC Blockchain (referred to as “Mining”). Bitfarms generally operates Miners 24 hours a day producing computational power (measured by hashrate) which it sells to Mining Pools under a formula driven rate commonly known in the industry as Full Pay Per Share (“FPPS”). Under FPPS, pools compensate Mining companies for their hashrate based on what the pool would expect to generate in revenue for a given time period if there was no randomness involved. The fee paid by a Mining Pool to Bitfarms for its hashrate may be in cryptocurrency, U.S. dollars, or other currency. Bitfarms accumulates the cryptocurrency fees it receives or exchanges them for U.S. dollars, as determined to be needed, through reputable and established cryptocurrency trading platforms. Mining Pools generate revenue by Mining with purchased hashrate through the accumulation of Block Rewards and transaction fees issued by the BTC network. Mining pools purchase hashrate and accept the risk with the aim to mine more blocks than they should in a given time period in seek of profit. The common shares of the Company are listed under the trading symbol BITF on the Nasdaq and Toronto Stock Exchange exchanges.

Terms and definitions

In these financial statements, the following terms shall have the following definitions:

	Term	Definition
1	Backbone	Backbone Hosting Solutions Inc.
2	Volta	9159-9290 Quebec Inc.
3	Backbone Argentina	Backbone Hosting Solutions SAU
4	Backbone Paraguay	Backbone Hosting Solutions Paraguay SA
5	Backbone Mining	Backbone Mining Solutions LLC
6	BTC	Bitcoin
7	BVVE	Blockchain Verification and Validation Equipment
8	CAD	Canadian Dollars
9	USD	U.S. Dollars
10	ARS	Argentine Pesos

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - unaudited)

NOTE 2: LIQUIDITY

Bitfarms is primarily engaged in the cryptocurrency mining industry, a highly volatile market with significant inherent risk. Declines in the market prices of cryptocurrencies, an increase in the difficulty of BTC mining, delays in the delivery of mining equipment, changes in the regulatory environment and adverse changes in other inherent risks can significantly and negatively impact the Company’s operations and cash flows and its ability to maintain sufficient liquidity to meet its financial obligations. Adverse changes to the factors mentioned above have impacted the recoverability of the Company’s digital assets and property, plant and equipment, resulting in impairment losses being recorded.

The Company’s current operating budget and future estimated cash flows based on BTC market factors including price, difficulty and network hashrate, for the twelve-month period following the date of these interim condensed consolidated financial statements were authorized for issuance, indicate that it will generate positive cash flow in excess of required interest and principal payments on its long-term debt due within the twelve-month period.

At current BTC prices, the Company’s existing cash resources and the proceeds from any sale of its treasury and mined BTC may not be sufficient to fund its capital investments to support its growth objectives. If the BTC proceeds are not sufficient, the Company would be required to raise additional funds from external sources to meet these requirements. There is no assurance that the Company will be able to raise such additional funds on acceptable terms, if at all.

If the Company raises additional funds by issuing securities, existing shareholders may be diluted. If the Company was unable to obtain such financing, or if funds from operations and proceeds from any sale of the Company’s BTC holdings were negatively impacted by the BTC price, the Company may have difficulty meeting its payment obligations.

NOTE 3: BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation and measurement

These interim condensed consolidated financial statements (“Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. These Financial Statements were approved by the Board of Directors on May 12, 2023.

These Financial Statements do not include all the information required for full annual financial statements and should be read in conjunction with the audited annual consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2022.

The Financial Statements have been prepared following the same accounting policies used in the audited annual consolidated financial statements for year ended December 31, 2022, except for new accounting standards issued and adopted by the Company which are described below. The accounting policies have been applied consistently by the Company’s entities and to all periods presented in these Financial Statements, unless otherwise indicated.

The Financial Statements have been prepared on the historical cost basis, except for the revaluation of certain financial instruments and digital assets recorded at fair value.

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - unaudited)

NOTE 3: BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

b.	New accounting amendments issued and adopted by the Company

The following amendments to existing standards were adopted by the Company as of January 1, 2023:

Amendments to IAS 1, Presentation of Financial Statements (“IAS 1”)

Amendments to IAS 1 change the requirements in IAS 1 with regard to disclosure of accounting policies. Applying the amendments, an entity discloses its material accounting policies instead of its significant accounting policies. Further amendments to IAS 1 explain how an entity can identify a material accounting policy.

Amendments to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”)

Amendments to IAS 8 replace the definition of a change in accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty.”

The adoption of the amendments listed above did not have a significant impact on the Company’s Financial Statements.

c.	New accounting amendments issued to be adopted at a later date

The following amendments to existing standards have been issued and are applicable to the Company for its annual period beginning on January 1, 2024 and thereafter, with an earlier application permitted:

Amendments to IAS 1

Amendments to IAS 1 clarify how to classify debt and other liabilities as current or non-current. The amendments help to determine whether, in the interim consolidated statements of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments also include clarifying the classification requirements for debt an entity might settle by converting it into equity.

Amendments to IAS 1 specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. Instead, the amendments require information about these covenants to be disclosed in the notes to the financial statements.

The Company is currently evaluating the impact of adopting the amendments on the Company’s Financial Statements.

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - unaudited)

NOTE 3: BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

d.	Comparative figures revised

Certain figures in the comparative period of the Financial Statements have been revised to conform to the current presentation. Specifically, within the interim consolidated statements of cash flow, cash flows related to the purchase and disposal of marketable securities were amended to be presented on a gross basis within investing activities, and as such, the financial statement line items “Purchase of marketable securities” and “Proceeds from disposition of marketable securities” were added in the current and comparative period, all within investing activities. Previously, such amounts were classified as a net cash flow within “Net financial income” under operating activities. The revision between operating and investing activities was $10,937.

NOTE 4: SIGNIFICANT ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of the Financial Statements requires management to undertake several judgments, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. These estimates and judgments are based on management’s best knowledge of the events or circumstances and actions the Company may take in the future. The actual results may differ from these assumptions and estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to assumptions and estimates are recognized in the period in which the assumption or estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the audited annual consolidated financial statements for year ended December 31, 2022.

NOTE 5: OTHER ASSETS

	As of March 31,	As of December 31,
	2023	2022
Electrical component inventory	593	588
Sales taxes receivable*	3,218	3,816
Other receivables	346	108
Derivative assets**	231	—
	4,388	4,512

*	Refer to Note 19c for more details about the provision applied to the Argentine value-added tax (VAT) receivable included in sales taxes receivable.

**	Refer to Notes 15 and 19 for more details about the derivative assets and the related realized and unrealized gain.

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - unaudited)

NOTE 6: DIGITAL ASSETS

BTC transactions and the corresponding values for the three months ended March 31, 2023 and 2022 were as follows:

	Three months ended March 31,
	2023		2022
	Quantity	Value	Quantity	Value
Balance of digital assets including digital assets pledged as collateral as of January 1,	405	6,705	3,301	152,856
BTC mined*	1,297	29,208	961	39,725
BTC purchased	—	—	1,000	43,237
BTC exchanged for cash and services	(1,267)	(28,483)	(18)	(694)
Realized gain (loss) on disposition of digital assets	—	587	—	(34)
Change in unrealized gain on revaluation of digital assets**	—	4,362	—	3,702
Balance of digital assets as of March 31,	435	12,379	5,244	238,792
Less digital assets pledged as collateral as of March 31,***	(74)	(2,122)	(3,064)	(139,534)
Balance of digital assets excluding digital assets pledged as collateral as of March 31,	361	10,257	2,180	99,258

*	Management estimates the fair value of BTC mined on a daily basis as the quantity of cryptocurrency received multiplied by the price quoted on Coinmarketcap on the day it was received. Management considers the prices quoted on Coinmarketcap to be a level 2 input under IFRS 13, Fair Value Measurement.

**	A portion of the change in unrealized gain on revaluation of digital assets for the three months ended March 31, 2023, is presented in other comprehensive income after reversing previously recorded revaluation loss on digital assets in the statement of profit or loss, totaling $1,225, net of $442 of deferred income tax (three months ended March 31, 2022: nil).

***	Refer to Note 10 for details of the Company’s long-term debt and BTC pledged as collateral.

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - unaudited)

NOTE 7: PROPERTY, PLANT AND EQUIPMENT

As of March 31, 2023 and December 31, 2022, property, plant and equipment (“PPE”) consisted of the following:

	BVVE and electrical components	Mineral assets	Land and buildings	Leasehold improvements	Vehicles	Total
Cost
Balance as of January 1, 2023	308,205	9,000	4,392	45,278	1,082	367,957
Additions	18,626	—	162	1,796	4	20,588
Dispositions	(5,875)	—	—	(5)	(57)	(5,937)
Transfer to assets held for sale	(5,695)	—	—	—	—	(5,695)
Balance as of March 31, 2023	315,261	9,000	4,554	47,069	1,029	376,913

Accumulated Depreciation
Balance as of January 1, 2023	120,097	6,000	270	21,636	526	148,529
Depreciation	19,288	—	36	551	42	19,917
Dispositions	(4,854)	—	—	(5)	(42)	(4,901)
Transfer to assets held for sale	(4,933)	—	—	—	—	(4,933)
Impairment on deposits transferred to PPE	7,311	—	—	—	—	7,311
Balance as of March 31, 2023	136,909	6,000	306	22,182	526	165,923

Net book value as of March 31, 2023	178,352	3,000	4,248	24,887	503	210,990

	BVVE and electrical components	Mineral assets	Land and buildings	Leasehold improvements	Vehicles	Total
Cost
Balance as of January 1, 2022	156,647	9,000	4,549	5,783	547	176,526
Measurement period adjustment to business combination	(1,127)	—	(18)	—	—	(1,145)
Additions	164,437	—	3,239	39,495	552	207,723
Dispositions	(3,609)	—	(3,378)	—	(17)	(7,004)
Transfer to assets held for sale	(8,143)	—	—	—	—	(8,143)
Balance as of December 31, 2022	308,205	9,000	4,392	45,278	1,082	367,957

Accumulated Depreciation
Balance as of January 1, 2022	35,766	1,800	286	1,560	264	39,676
Depreciation	66,319	—	193	1,703	124	68,339
Dispositions	(2,562)	—	(366)	—	(13)	(2,941)
Transfer to assets held for sale	(6,040)	—	—	—	—	(6,040)
Impairment	24,820	4,200	157	13,107	151	42,435
Impairment on deposits transferred to PPE	1,794	—	—	5,266	—	7,060
Balance as of December 31, 2022	120,097	6,000	270	21,636	526	148,529

Net book value as of December 31, 2022	188,108	3,000	4,122	23,642	556	219,428

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - unaudited)

NOTE 7: PROPERTY, PLANT AND EQUIPMENT (Continued)

BVVE

Further details of the quantity and models of BTC BVVE held by the Company are as follows :

	MicroBT Whatsminer*	Bitmain S19j Pro	Innosilicon T3 & T2T**	Bitmain S19XP	Total
Quantity as of January 1, 2023	45,375	7,172	5,711	—	58,258
Additions	2,826	—	—	409	3,235
Dispositions	(300)	—	(2,591)	(409)	(3,300)
Quantity as of March 31, 2023	47,901	7,172	3,120	—	58,193
Classified as assets held for sale	(2,212)	—	(3,120)	—	(5,332)
Presented as property, plant and equipment	45,689	7,172	—	—	52,861

*	Includes 2,212 M20S classified as assets held for sale, 33,036 M30S and 12,653 M31S Miners.

**	Includes 1,848 T3 and 1,272 T2T Miners classified as assets held for sale.

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - unaudited)

NOTE 8: LONG-TERM DEPOSITS, EQUIPMENT PREPAYMENTS, OTHER AND COMMITMENTS

		As of March 31,	As of December 31,
		2023	2022
VAT receivable	a	1,811	2,083
Security deposits for energy, insurance and rent		4,211	3,872
Equipment and construction prepayments	b	25,612	32,230
		31,634	38,185

a.	Refundable Argentine value-added tax (“VAT”)

Refer to Note 19 for details about the discount expense applied to the Argentine VAT receivable.

b.	Equipment and construction prepayments

As of March 31, 2023, the Company has deposits on BVVE and electrical components in the amount of $20,745, which includes the $22,376 credit for future purchase agreements, as described below, with a book value of $14,464, net of previously recorded impairment. In addition, the Company has deposits for construction work and materials in the amount of $4,867, mainly for the Argentina expansion.

In December 2022, the Company renegotiated its 48,000 unit purchase agreements by extinguishing the outstanding commitments of $45,350 without penalty and establishing a $22,376 credit for deposits previously made which will be applied against future purchase agreements before October 1, 2023.

Commitments

As of March 31, 2023, the Company had no commitments.

NOTE 9: TRADE PAYABLES AND ACCRUED LIABILITIES

	As of March 31,	As of December 31,
	2023	2022
Trade accounts payable and accrued liabilities	11,921	12,897
Government remittances	7,665	7,644
	19,586	20,541

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - unaudited)

NOTE 10: LONG-TERM DEBT

	As of March 31,	As of December 31,
	2023	2022
Equipment financing	20,979	47,020
Volta note payable	114	127
Total long-term debt	21,093	47,147
Less current portion of long-term debt	(21,026)	(43,054)
Non-current portion of long-term debt	67	4,093

Movement in long-term debt is as follows:

	As of March 31,	As of December 31
	2023	2022
	three-month period	twelve-month period
Balance as of January 1,	47,147	11,167
Issuance of long-term debt	—	67,201
Payments	(14,725)	(38,532)
Gain on extinguishment of long-term debt	(12,580)	—
Interest on long-term debt	1,251	7,311
Balance as of period end	21,093	47,147

a.	Equipment financing activity

Repayment of Foundry Loans #2, #3 and #4

In April and May 2021, the Company entered into four loan agreements for the acquisition of 2,465 Whatsminer Miners referred to as “Foundry Loans #1, #2, #3 and #4.” During 2022, Foundry Loan #1 matured and was fully repaid. In January 2023, the principal amounts of the remaining Foundry Loans #2, #3 and #4 were fully repaid before their maturity date with forgiveness of prepayment penalties totaling $829.

Settlement of the BlockFi Loan

In February 2022, the Company entered into an equipment financing agreement for gross proceeds of $32,000 collateralized by 6,100 Bitmain S19j Pro Miners referred to as the “BlockFi Loan”. The net proceeds received by the Company were $30,994 after capitalizing origination, closing and other transaction fees of $1,006.

In December 2022, the Company ceased making installment payments, which constituted a default under the loan agreement and the loan was classified as current.

On February 8, 2023, BlockFi and the Company negotiated a settlement of the loan in its entirety with a then outstanding debt balance of $20,330 for cash consideration of $7,750, discharging Backbone Mining of all further obligations and resulting in a gain on extinguishment of long-term debt of $12,580 recognized in net financial income in the consolidated statements of profit or loss and comprehensive profit and loss during the three months ended March 31, 2023. Upon settlement, all of Backbone Mining’s assets, including the 6,100 Miners collateralizing the loan, were unencumbered.

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - unaudited)

NOTE 10: LONG-TERM DEBT (continued)

a.	Equipment financing activity (continued)

NYDIG Loan

In June 2022, the Company entered into an equipment financing agreement, referred to as the “NYDIG Loan”, for gross proceeds of $36,860 collateralized by 10,395 Whatsminer M30S Miners. The net proceeds received by the Company were $36,123 net of origination and closing fees of $737. As part of the agreement, the Company must maintain in an identified wallet an approximate quantity of BTC whose value equates to one month of interest and principal payments on the outstanding loan. The Company pledged 74 BTC as collateral with a fair market value of $2,122 as of March 31, 2023. The pledged BTC is held in a segregated Coinbase Custody account, which BTC is owned by the Company unless there is an event of default under the NYDIG Loan.

b.	Summary of equipment financing

As of March 31, 2023, the Company’s equipment financing consisted only of the NYDIG Loan. The NYDIG Loan balance and the net book value (“NBV”) of its related collateral, as of March 31, 2023, are as follows:

	Maturity date	Stated rate	Effective rate*	Monthly repayment ($)	Long-term debt balance ($)	NBV of Collateral ($)	Collateral**
NYDIG Loan	February 2024	12.0%	14.4%	2,043	20,979	31,134	10,395

*	Represents the implied interest rate after capitalizing financing and origination fees.

**	Represents the quantity of Whatsminers received in connection with the equipment financing and pledged as collateral for the related loan.

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - unaudited)

NOTE 11: LEASES

Set out below are the carrying amounts of the Company’s right-of-use (“ROU”) assets and lease liabilities and their activity during the three months ended March 31, 2023 and the year ended December 31, 2022:

	Leased premises	Vehicles	Other equipment	Total ROU assets	Lease liabilities
As of January 1, 2023	15,694	265	405	16,364	17,864
Additions and extensions to ROU assets	—	215	—	215	215
Reclass to property, plant and equipment	—	—	(364)	(364)	—
Depreciation	(718)	(42)	(9)	(769)	—
Lease termination	—	(27)	—	(27)	(12)
Payments	—	—	—	—	(1,763)
Gain on extinguishment of lease liabilities	—	—	—	—	(255)
Interest	—	—	—	—	369
Foreign exchange	—	—	—	—	6
As of March 31, 2023	14,976	411	32	15,419	16,424
Less current portion of lease liabilities					(2,888)
Non-current portion of lease liabilities					13,536

	Leased premises	Vehicles	Other equipment	Total ROU assets	Lease liabilities
As of January 1, 2022	9,038	283	76	9,397	13,573
Additions and extensions to ROU assets	9,526	118	1,693	11,337	11,354
Depreciation	(1,975)	(129)	(121)	(2,225)	—
Lease termination	(104)	(7)	—	(111)	(112)
Impairment	(791)	—	(1,243)	(2,034)	—
Payments	—	—	—	—	(7,528)
Interest	—	—	—	—	1,451
Foreign exchange	—	—	—	—	(874)
As of December 31, 2022	15,694	265	405	16,364	17,864
Less current portion of lease liabilities					(3,649)
Non-current portion of lease liabilities					14,215

Reliz Lease

In February 2023, the Company negotiated a modification to its lease agreement with Reliz Ltd. (where BlockFi was the lender to Reliz Ltd.) in order to settle its outstanding lease liability of $373 for a payment of $118. Refer to Note 19 for more details.

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - unaudited)

NOTE 12: INCOME TAXES

Deferred taxes

Deferred taxes are computed at a tax rate of 26.5% based on tax rates expected to apply at the time of realization. Deferred taxes relate primarily to the timing differences on recognition of expenses relating to the depreciation of fixed assets, loss carryforwards and professional fees relating to the Company’s equity activity that are recorded as a reduction of equity.

As at March 31, 2023, the recoverability of the net deferred tax asset, due to the impact of the decrease in BTC prices as described in Note 2, was uncertain and as a result, the net deferred tax asset of $49,592 was not recognized. The Company will evaluate the likelihood of recoverability at each balance sheet date, and will recognize net deferred tax asset when and if appropriate.

Current and deferred income tax expense (recovery)

	Three months ended March 31,
	2023	2022
Current tax (recovery) expense:
Current year	112	4,065
Prior year	—	(146)
	112	3,919

Deferred tax (recovery) expense:
Current year	(442)	2,519
Prior year	—	—
	(442)	2,519
	(330)	6,438

Effective tax rate

	Three months ended March 31,
	2023		2022
Income tax recovery at statutory rate of 26.5%	(744)	26.5%	2,904	26.5%
Increase (decrease) in taxes resulting from:
Foreign tax rate differential	245	(8.7)%	2,101	19.2%
Prior year	—	—%	(146)	(1.3)%
Non-deductible expenses and other	85	(3.0)%	86	0.8%
Deferred tax asset not recognized	84	(3.0)%	1,493	13.6%
	(330)	11.8%	6,438	58.8%

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - unaudited)

NOTE 13: ASSET RETIREMENT PROVISION

	As of March 31,	As of December 31,
	2023	2022
	three-month period	twelve-month period
Balance as of January 1,	1,979	239
Additions during the period	—	1,701
Accretion expense	48	93
Effect of change in the foreign exchange rate	192	(54)
Balance as of period end	2,219	1,979

As of March 31, 2023, the Company estimated the costs of restoring its leased premises to their original state at the end of their respective lease terms to be $3,950 (December 31, 2022: $3,950), discounted to present value of $2,219 (December 31, 2022: $1,979) using discount rates between 7% and 10% (December 31, 2022: between 7% and 10%) over the lease periods, which were estimated to range from seven to ten years depending on the location.

NOTE 14: SHARE CAPITAL

Common shares

The Company’s authorized share capital consists of an unlimited number of common shares without par value. As of March 31, 2023, the Company had 240,262,000 issued and outstanding common shares (December 31, 2022: 224,200,000).

Warrants

Details of the outstanding warrants are as follows:

	Three months ended March 31,
	2023		2022
	Number of warrants	Weighted average exercise price (USD)	Number of warrants	Weighted average exercise price (USD)
Outstanding, January 1,	19,153,000	4.21	19,428,000	4.16
Granted	—	—	25,000	3.47
Outstanding, March 31,	19,153,000	4.21	19,453,000	4.16

The weighted average contractual life of the warrants as of March 31, 2023 was 1.2 years (March 31, 2022: 2.2 years).

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - unaudited)

NOTE 14: SHARE CAPITAL (Continued)

Significant transactions

i.	Garlock Acquisition

During the three months ended March 31, 2022, the Company acquired a building in Quebec referred to as “Garlock” in exchange for cash consideration of $1,783 and the issuance of 25,000 warrants granted with a strike price of $3.47 that have a contractual life of 2 years.

ii.	At-The-Market Equity Offering Program

Bitfarms commenced an at-the-market equity offering program on August 16, 2021, pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company, resulting in the Company receiving aggregate proceeds of up to $500,000.

During the three months ended March 31, 2023, the Company issued 15,940,000 common shares in exchange for gross proceeds of $16,360 at an average share price of approximately $1.03. The Company received net proceeds of $15,764 after paying commissions of $548 to the Company’s agent and $47 in other transaction costs.

During the three months ended March 31, 2022, the Company issued 6,821,000 common shares in exchange for gross proceeds of $27,183 at an average share price of approximately $3.99. The Company received net proceeds of $26,289 after paying commissions of $815 to the Company’s agent and $78 in other transaction costs.

iii.	Stock Options

During the three months ended March 31, 2023, option holders exercised stock options to acquire 122,000 common shares (three months ended March 31, 2022: 55,000) resulting in proceeds of approximately $47 (three months ended March 31, 2022: $18) being paid to the Company.

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - unaudited)

NOTE 15: FINANCIAL INSTRUMENTS

Measurement categories and fair value

Financial assets and financial liabilities have been classified into categories that determine their basis of measurement. The following tables show the carrying values and the fair value of assets and liabilities for each of the applicable categories:

		As of March 31,	As of December 31,
		2023	2022
Financial assets at amortized cost
Cash	Level 1	29,378	30,887
Trade receivables	Level 2	374	701
Other receivables	Level 2	346	108

Financial assets at fair value through profit and loss
Derivative assets	Level 2	231	—
Total carrying amount and fair value		30,329	31,696

Financial liabilities at amortized cost
Trade accounts payable and accrued liabilities	Level 2	11,921	12,897
Long-term debt	Level 2	21,093	47,147
Total carrying amount and fair value		33,014	60,044

Net carrying amount and fair value		(2,685)	(28,348)

The carrying amounts of trade receivables, insurance refund and other receivables, trade payables and accrued liabilities and long-term debt presented in the table above are a reasonable approximation of their fair value.

Derivative assets

During the three months ended March 31, 2023, the Company entered into forward BTC option contracts to sell digital assets to reduce the risk of variability of future cash flows resulting from future sales of digital assets. The fair value of option contracts is categorized as Level 2 in the fair value hierarchy and was presented under Other assets in the consolidated statements of financial position as at March 31, 2023. Their fair values are a recurring measurement. Fair value of derivative financial instruments generally reflects the estimated amounts that the Corporation would receive or pay, and taking into consideration the counterparty credit risk or the Corporation’s credit risk, at each reporting date. The Company uses market data such as BTC option futures to estimate the fair value of option contracts at each reporting date. The Company did not apply hedge accounting on these contracts.

During the three month period ended March 31, 2023, the unrealized change in fair value of outstanding contracts and the realized gain on settled contracts amounted to a net gain of $35 recognized in net financial income included in the consolidated statements of profit or loss and comprehensive profit and loss. Refer to Note 19.

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - unaudited)

NOTE 16: TRANSACTIONS AND BALANCES WITH RELATED PARTIES

The following table details balance payable to related parties:

	As of March 31,	As of December 31,
	2023	2022
Trade payables and accrued liabilities
Directors’ remuneration	—	1,522
Director and senior management incentive plan	60	95
	60	1,617

Amounts due to related parties, other than lease liabilities, are unsecured, non-interest bearing and payable on demand.

Transactions with related parties

During the three months ended March 31, 2022, the Company made rent payments totaling approximately $121 to companies controlled by certain directors. No such payments were made for the three months ended March 31, 2023. The rent payments were classified as interest included in financial expenses and principal repayment of lease liabilities. During the year ended December 31, 2022, the Company’s leases with companies controlled by directors were renewed with third parties.

In December 2022, the Company’s consulting agreements with two of its directors were terminated, their roles and responsibilities were reduced and termination payments totaling $1,466 were accrued and included in trade payables and accrued liabilities as at December 31, 2022 (as of March 31, 2023, balance accrued: nil). The consulting fees totaled approximately nil for the three months ended March 31, 2023 (for the three months ended March 31, 2022: $200).

The transactions described above were incurred in the normal course of operations. These transactions are included in the consolidated statements of profit or loss and comprehensive profit and loss as follows:

	Three months ended March 31,
	2023	2022
General and administrative expenses	—	200
Net financial expenses (income)	—	27
	—	227

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - unaudited)

NOTE 17: NET EARNINGS (LOSS) PER SHARE

Details of the number of shares and income (loss) used in the computation of net earnings (loss) per share are as follows:

	Year ended December 31,
	2023	2022
Net (loss) income	(2,479)	4,519
Weighted average number of common shares outstanding - basic	232,541,000	197,505,000
The effect of dilutive potential common shares	—	3,764,000
Weighted average number of common shares outstanding - diluted	232,541,000	201,269,000
Basic (loss) earnings per share	(0.01)	0.02
Diluted (loss) earnings per share	(0.01)	0.02

For the three month period ended March 31, 2023, potentially dilutive securities have not been included in the calculation of diluted earnings (loss) per share because their effect is antidilutive. The additional potentially dilutive securities that would have been included in the calculation of diluted earnings per share had their effect not been anti-dilutive for the three month period ended March 31, 2023 would have totaled approximately 3,577,000.

NOTE 18: SHARE-BASED PAYMENT

The share-based payment expense related to stock options and restricted stock units (“RSU”) for employees, directors, consultants and former employees received was as follows:

	Three months ended March 31,
	2023	2022
Equity-settled share-based payment plans	2,536	6,105

Options

During the three months ended March 31, 2023, no stock options were granted. During the three months ended March 31, 2022, the Board of Directors approved stock option grants to purchase 120,000 common shares in accordance with the Long-Term Incentive Plan (the “LTIP Plan”) adopted on May 18, 2021. All options issued according to the LTIP Plan become exercisable when they vest and can be exercised for a maximum period of 5 years from the date of the grant.

On March 31, 2023, upon the voluntary surrender by option holders, the Company cancelled outstanding options exercisable for 10,535,000 common shares. The Company intends, but has no obligation, to grant new options to the persons who formerly held the cancelled options no less than 90 days after the cancellation date of the original options. As the options were cancelled without the concurrent grant of a replacement award, the cancellation was treated as a settlement for no consideration, and all remaining unrecognized share-based payment expense associated with the cancelled options was accelerated for an amount of $914 during the three months ended March 31, 2023.

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - unaudited)

NOTE 18: SHARE-BASED PAYMENT (Continued)

Details of the outstanding stock options are as follows:

	Three months ended March 31,
	2023		2022
	Number of Options	Weighted Average Exercise Price ($CAD)	Number of Options	Weighted Average Exercise Price ($CAD)
Outstanding, January 1,	21,804,000	3.47	12,547,000	5.06
Granted	—	—	120,000	4.71
Exercised	(122,000)	0.52	(55,000)	0.42
Cancelled	(10,535,000)	5.40	—	—
Expired	(15,000)	2.45	—	—
Outstanding, March 31,	11,132,000	1.68	12,612,000	5.08
Exercisable, March 31,	2,286,000	0.48	5,876,000	4.45

The weighted average contractual life of the stock options as of March 31, 2023 was 3.9 years (March 31, 2022: 4.2 years).

Restricted Unit Shares (’‘RSU’’)

Details of the RSUs are as follows:

	Three months ended March 31,
	2023		2022
	Number of RSUs	Weighted Average Grant Price ($CAD)	Number of RSUs	Weighted Average Grant Price ($CAD)
Outstanding, January 1,	400,000	2.98	200,000	4.05
Granted	—	—	—	—
Settled	—	—	—	—
Outstanding, March 31,	400,000	2.98	200,000	4.05

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - unaudited)

NOTE 19: ADDITIONAL DETAILS TO THE STATEMENT OF PROFIT OR LOSS AND COMPREHENSIVE PROFIT OR LOSS

Cost of revenues

	Three months ended March 31,
	2023	2022
Energy and infrastructure	17,027	9,590
Depreciation and amortization	20,700	13,066
Purchases of electrical components	320	307
Electrician salaries and payroll taxes	356	329
	38,403	23,292

General and administrative expenses

	Three months ended March 31,
	2023	2022
Salaries and share based payment	5,157	7,660
Professional services	1,878	2,123
Advertising and promotion	81	50
Insurance, duties and other	974	3,565
Travel, motor vehicle and meals	178	315
Hosting and telecommunications	92	130
	8,360	13,843

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - unaudited)

NOTE 19: ADDITIONAL DETAILS TO THE STATEMENT OF PROFIT OR LOSS AND COMPREHENSIVE PROFIT OR LOSS (Continued)

Net financial income

		Three months ended March 31,
		2023	2022
Gain on disposition of marketable securities	a	(2,171)	(10,937)
Gain on extinguishment of long-term debt and lease liabilities	b	(12,835)	—
Loss on currency exchange		270	858
Interest on credit facility and long-term debt		1,251	2,705
Interest on lease liabilities		369	305
Discount expense on VAT receivable	c	1,009	2,919
Other financial (income) expenses		(81)	67
		(12,188)	(4,083)

a.	Gain on disposition of marketable securities

During the three months ended March 31, 2023, the Company funded its expansion in Argentina through the acquisition of marketable securities and in-kind contribution of these securities to the Company’s subsidiary in Argentina. The subsequent disposition of these marketable securities in exchange for Argentine Pesos gave rise to a gain as the amount received in ARS exceeds the amount of ARS the Company would have received from a direct foreign currency exchange.

b.	Gain on extinguishment of the BlockFi Loan and Reliz lease liability

In February 2023, the Company negotiated a settlement of its loan agreement with BlockFi with a then outstanding debt balance of $20,330 for a payment of $7,750. As a result, a gain on extinguishment of long-term debt was recognized in the amount of $12,580 during the three months ended March 31, 2023.

In February 2023, the Company modified its lease agreement with Reliz Ltd. in order to settle its outstanding lease liability of $373 for a payment of $118. As a result, a gain on extinguishment of lease liabilities was recognized in the amount of $255 during the three months ended March 31, 2023.

c.	Discount expense on VAT receivable

A portion of the Argentine VAT receivable is not expected to be settled within the next 12 months, and, therefore, it has been classified as a long-term receivable in Note 8 with the short-term portion being included in sales tax receivable in Note 5. The Company has discounted this VAT receivable to its present value, which is classified within Net financial income during the three months ended March 31, 2023. Historically, ARS has devalued significantly when compared to USD due to high levels of inflation in Argentina, which may result in the Company recording future foreign exchange losses on its Argentina VAT receivable.

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - unaudited)

NOTE 20: GEOGRAPHICAL INFORMATION

Reportable segment

The reporting segments are identified on the basis of information that is reviewed by the chief operating decision maker (“CODM”) to make decisions about resources to be allocated and assess its performance. Accordingly, for management purposes, the Company is organized into operating segments based on the products and services of its business units and has one material reportable segment, cryptocurrency mining, which is the operation of server farms that support the validation and verification of transactions on the BTC blockchain, earning cryptocurrency for providing these services, as described in Note 1.

Revenues

Revenues by country are as follow:

	Three months ended March 31,
	2023	2022
Canada	23,489	29,926
USA	3,891	9,805
Argentina	1,296	—
Paraguay	1,374	598
	30,050	40,329

Property, Plant and Equipment

The net book value of property, plant and equipment by country is as follow:

	As of March 31,	As of December 31,
	2023	2022
Canada	129,405	142,654
USA	29,605	32,664
Argentina	39,375	31,927
Paraguay	12,605	12,183
	210,990	219,428

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - unaudited)

NOTE 21: ADDITIONAL DETAILS TO THE STATEMENTS OF CASH FLOWS

	Three months ended March 31,
	2023	2022
Changes in working capital components:
Decrease in trade receivables, net	327	369
Decrease (increase) in other current assets	(1,161)	629
Increase in long-term deposits	(1,821)	(4,988)
Increase (decrease) in trade payables and accrued liabilities	97	(4,262)
Decrease in taxes payable	(112)	(183)
	(2,670)	(8,435)
Significant non-cash transactions:
Addition of right-of-use assets, property, plant and equipment and related lease liabilities	215	1,838
Purchase of property, plant and equipment financed by short-term credit	1,416	3,262
Equipment prepayments realized as additions to property, plant and equipment	4,714	33,972
Deferred tax expense related to equity issuance costs	—	227

NOTE 22: SUBSEQUENT EVENTS

At-The-Market Equity Offering Program

During the period from April 1, 2023, to May 12, 2023, the Company issued 4,441,000 common shares through its at-the-market equity offering program in exchange for gross proceeds of $5,067 at an average share price of approximately $1.14. The Company received net proceeds of $4,898 after paying commissions of $168 to the Company’s agent. Refer to Note 14 for further details of the Company’s at-the-market equity offering program.

Baie-Comeau (Quebec) Acquisition

On April 10, 2023, the Company entered into agreements to acquire shares of a Company that owns the right to 22 MW of hydro-power capacity in Baie-Comeau, Quebec and lease a site to install the infrastructure to operate the acquired capacity. The consideration to be transferred at closing would total $1,800, of which $720 is expected to be paid in cash and $1,080 is expected to be paid in common shares of the Company, the latter subject to regulatory approval and customary and contractual resale restrictions. The lease agreement is for an industrialized site in Baie-Comeau for an initial term of 10 years at $15 a month. The proposed lease agreement also provides the Company with the option to purchase the site for $2,250 (CAD$3,000) throughout the lease term.

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